51Talk online education group

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

August 17, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Christopher Dunham

Mr. Joel Parker

Mr. Scott Stringer

Ms. Taylor Beech

Ms. Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  51Talk Online Education Group (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 6, 2023

File No. 001-37790

Dear Ms. Gowetski, Mr. Dunham, Mr. Parker, Mr. Stringer, Ms. Beech and Ms. Beysolow:

The Company has received the letter dated August 7, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 6, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter as soon as possible, no later than September 5, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at tangchun@51talk.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com.

Very truly yours,

/s/ Cindy Chun Tang
Name: Cindy Chun Tang
Title: Chief Financial Officer

cc:          Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rong Liu, Partner, Marcum Asia CPAs LLP